

April 5, 2024

Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
666 Burrard Street
Suite 3210
Vancouver, BC
V6C 2X8

> **Re: City Office REIT, Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **Filed February 22, 2024**
> **File No. 001-36409**

Dear Anthony Maretic:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2023

Part I
Item 1. Business, page 5

1.   We note your disclosure on page 5 that your leases typically have rent escalations. We further note your disclosure on page 26 that certain of your leases have early termination provisions. Please tell us, and in future filings, please clarify, the extent to which you have waived the escalation clause in your leases in order to retain tenants. Further, please tell us, and in future filings, please clarify, the percentage of your occupied properties that have tenants with early termination provisions and discuss the impact to you from tenants exercising such provisions, including the number of tenants that have exercised that provision over the past two years and the amount of impacted square footage.

Item 2. Properties, page 41

2.   Based on your footnote disclosure to the table on page 41, it does not appear that you have included the average effective rent per square foot. Please tell us, and in your future Exchange Act periodic reports, please revise, your property table disclosure to disclose your average effective rent per square foot and add footnote disclosure to clarify how the average effective rent takes into account tenant concessions and abatements.

3.   We refer to your statement on page 5 that you are focused on "high-quality office properties." For each property, please tell us, and in future filings, please disclose, the class of the office building. Please tell us, and in future filings, please clarify, if the class of building is impacting your ability to renew leases, or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

4.   We note your disclosure on page 47 and elsewhere that one of your properties was possessed last year as a result of an event of default, your statement in your earnings call held in February 2024 that your Cascade Station property may also be disposed unless you are able to obtain material loan modifications, and your Item 2 disclosure regarding the current vacancy and that approximately 30% of your leases are set to expire over the next few years. Please tell us what consideration you gave to discussing these issues in more depth in your MD&A. Refer to Item 303(a) of Regulation S-K.

5.   In future Exchange Act periodic reports, please discuss leasing results for the prior period, including the amount of leases that were new leases compared to renewal leases, and the amount of leases that were not renewed. Additionally, this disclosure should include a discussion of tenant improvement costs, leasing commissions, and tenant concessions. These amounts should be shown on a per square foot basis or square footage should be shown so the amounts can be calculated. Further, please quantitatively discuss the relationship between expiring rents and current market rents.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: James V. Davidson, Esq.